Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-8 of our report dated September 25, 2009 relating to the audit of the financial statements of Element 21 Golf Company, appearing in the Annual Report on Form 10-K of Element 21 Golf Company for the year ended June 30, 2009.

Our report contains an explanatory paragraph that states that Element 21 Golf Company has incurred recurring losses from operations, and its dependency on future financing raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ Consent of MSCM LLP
Toronto, Ontario
February 16, 2010